UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                      Millstream II Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    601317100
                             ----------------------
                                 (CUSIP Number)

                                December 22, 2004
            ---------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601317100                                          13G
--------- ------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                          Woodland Partners

--------- ------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                  (a) [ ]

                                                                                                  (b) [ ]

--------- ------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                                   New York
--------------------------------- ----- ------------------------------------------------------------------------------------

                                  5     SOLE VOTING POWER
                                        268,000 shares
           Number of              ----- ------------------------------------------------------------------------------------
             Shares
          Beneficially            6     SHARED VOTING POWER
            Owned By                    0 shares
              Each                ----- ------------------------------------------------------------------------------------
           Reporting
             Person               7     SOLE DISPOSITIVE POWER
              With                      268,000 shares
                                  ----- ------------------------------------------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        0 shares
--------- ------------------------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           268,000 shares

--------- ------------------------------------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                        [ ]
--------- ------------------------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                5.4%

--------- ------------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                 PN

--------- ------------------------------------------------------------------------------------------------------------------

CUSIP No. 601317100                                          13G
--------- ------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                          Barry Rubenstein

--------- ------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                  (a) [ ]

                                                                                                  (b) [ ]

--------- ------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                              United States
--------------------------------- ----- ------------------------------------------------------------------------------------

                                  5     SOLE VOTING POWER
                                        0 shares
           Number of              ----- ------------------------------------------------------------------------------------
             Shares
          Beneficially            6     SHARED VOTING POWER
            Owned By                    268,000 shares
              Each                ----- ------------------------------------------------------------------------------------
           Reporting
             Person               7     SOLE DISPOSITIVE POWER
              With                      0 shares
                                  ----- ------------------------------------------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        268,000 shares
--------- ------------------------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           268,000 shares

--------- ------------------------------------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                        [ ]
--------- ------------------------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                5.4%

--------- ------------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                 IN

--------- ------------------------------------------------------------------------------------------------------------------

CUSIP No. 601317100                                          13G
--------- ------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                         Marilyn Rubenstein

--------- ------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                  (a) [ ]

                                                                                                  (b) [ ]

--------- ------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                              United States
--------------------------------- ----- ------------------------------------------------------------------------------------

                                  5     SOLE VOTING POWER
                                        0 shares
           Number of              ----- ------------------------------------------------------------------------------------
             Shares
          Beneficially            6     SHARED VOTING POWER
            Owned By                    268,000 shares
              Each                ----- ------------------------------------------------------------------------------------
           Reporting
             Person               7     SOLE DISPOSITIVE POWER
              With                      0 shares
                                  ----- ------------------------------------------------------------------------------------

                                  8     SHARED DISPOSITIVE POWER
                                        268,000 shares
--------- ------------------------------------------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           268,000 shares

--------- ------------------------------------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                        [ ]
--------- ------------------------------------------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                5.4%

--------- ------------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                 IN

--------- ------------------------------------------------------------------------------------------------------------------

ITEM 1.

            (a)   Name of Issuer:

                  Millstream II Acquisition Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  435 Devon Park Drive
                  Building 400
                  Wayne, PA 19087

ITEM 2.

1.          (a)   Name of Person Filing:         Woodland Partners
            (b)   Address of Principal Business Office, or, if none, Residence:
                                                 68 Wheatley Road
                                                 Brookville, New York 11545
            (c)   Place of Organization:         New York
            (d)   Title of Class of Securities:  Common Stock, $0.0001 par value per share
            (e)   CUSIP Number:                  601317100

2.          (a)   Name of Person Filing:         Barry Rubenstein
            (b)   Address of Principal Business Office, or, if none, Residence:
                                                 68 Wheatley Road
                                                 Brookville, New York 11545
            (c)   Citizenship:                   United States
            (d)   Title of Class of Securities:  Common Stock, $0.0001 par value per share
            (e)   CUSIP Number:                  601317100

3.          (a)   Name of Person Filing:         Marilyn Rubenstein
            (b)   Address of Principal Business Office, or, if none, Residence:
                                                 68 Wheatley Road
                                                 Brookville, New York 11545
            (c)   Citizenship:                   United States
            (d)   Title of Class of Securities:  Common Stock, $0.0001 par value per share
            (e)   CUSIP Number:                  601317100

ITEM 3.     If  this   statement  is  filed   pursuant  to   ss.240.13d-1(b)  or
            240.13d-2(b) or (c), check whether the person is a:

            (a)   [ ]   Broker or dealer registered under section 15 of the Act
                        (15 U.S.C.78o).

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c).

            (c)   [ ]   Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

            (d)   [ ]   Investment company as registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   [ ]   An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E).

            (f)   [ ]   An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(1)(ii)(F).

            (g)   [ ]   A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(1)(ii)(G).

            (h)   [ ]   A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   [ ]   A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

            The reporting persons purchased units (the "Units"). Each Unit consists of one share of common stock, 0.0001 par value per share (the "Common Stock"), and two redeemable common stock purchase warrants (the "Warrants"). Each Warrant entitles the holder to purchase one share of Common Stock at a price of $5.00. Each Warrant becomes exercisable on the later to occur of the Issuer's completion of a business combination, and December 17, 2005, and expires on December 16, 2008, or earlier upon redemption.

            The following includes securities of the Issuer held by the reporting persons as of December 23, 2004.

1.          Woodland Partners:
            (a)   Amount Beneficially Owned: 268,000(1,2) shares.
            (b)   Percent of Class:  5.4%
            (c)   Number of shares as to which such person has:
                  (i) sole power to vote or to direct the vote: 268,000(1,2) shares.
                  (ii)  shared power to vote or to direct the vote: 0 shares.
                  (iii) sole power to dispose or to direct the  disposition  of:
                        268,000(1,2) shares.
                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares.

2.          Barry Rubenstein:
            (a)   Amount  Beneficially   Owned:   268,000(1,2,3)  shares.  Barry
                  Rubenstein is a general partner of Woodland Partners. Mr. Rubenstein is the husband of Marilyn Rubenstein.
            (b)   Percent of Class:  5.4%
            (c)   Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote: 0 shares.
                  (ii)  shared  power  to  vote   or   to   direct   the   vote:
                        268,000(1,2,3) shares.
                  (iii) sole power to dispose or to direct the disposition of: 0 shares.
                  (iv)  shared power to dispose or to direct the disposition of:
                        268,000(1,2,3) shares.

------------------------

(1)  Includes 268,000 shares of Common Stock owned by Woodland Partners.

(2) Does not include 536,000 shares of Common Stock issuable upon the exercise of the Warrants held by Woodland Partners.

(3) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

3.          Marilyn Rubenstein:
            (a) Amount Beneficially Owned: 268,000(1,2,3) Marilyn Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is the wife of Barry Rubenstein.
            (b)   Percent of Class:  5.4%
            (c)   Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote: 0 shares.
                  (ii)  shared   power   to  vote  or  to   direct   the   vote:
                        268,000(1,2,3) shares.
                  (iii) sole power to dispose or to direct the disposition of: 0 shares.
                  (iv)  shared power to dispose or to direct the disposition of:
                        268,000(1,2,3) shares.

                  A Joint Filing Agreement is attached hereto as Exhibit A.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATION.

            (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 3, 2005

                                    WOODLAND PARTNERS


                                    By:/s/ Barry Rubenstein
                                       -----------------------------------------
                                       Barry Rubenstein, a General Partner

                                    /s/ Barry Rubenstein
                                    --------------------------------------------
                                        Barry Rubenstein

                                    /s/ Marilyn Rubenstein
                                    --------------------------------------------
                                        Marilyn Rubenstein


  ATTENTION:      INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF FACT  CONSTITUTE
                  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                       13G
                                    EXHIBIT A
                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of Millstream II Acquisition Corporation and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  January 3, 2005

                                        WOODLAND PARTNERS


                                        By:/s/ Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein, a General Partner

                                        /s/ Barry Rubenstein
                                        ----------------------------------------
                                            Barry Rubenstein

                                        /s/ Marilyn Rubenstein
                                        ----------------------------------------
                                            Marilyn Rubenstein